EXHIBIT 99.1

Press Release

Contact for Media and Investors:

Ms. Olive Wang

NetEase.com, Inc.

ir@corp.netease.com

(+8610) 8518-0163 ext. 8243

Mr. Philip Lisio

Ogilvy Public Relations Worldwide

philip.lisio@ogilvy.com

(+8610) 6443-6488 ext. 324

NetEase.com Announces 2004 First Quarter Results

•	Total net revenue for the quarter increased 66.8% year-over-year and 15.5% quarter-over-quarter to RMB186.8 million (US$22.6 million)

•	Net profit for the quarter increased 50.8% year-over-year and 10.5% quarter-over-quarter to RMB103.9 million (US$12.6 million), equivalent to US$0.40 per American Depositary Share (basic) or US$0.38 per American Depositary Share (diluted)

•	Cash flow from operating activities for the quarter amounted to RMB145.8 million (US$17.6 million)

(Beijing – April 30, 2004) – NetEase.com, Inc. (Nasdaq: NTES), one of China’s leading Internet, online game and wireless value-added services companies, today announced financial results for its first quarter ended March 31, 2004.

Denny Lee, NetEase’s Chief Financial Officer, said, “We are very pleased that NetEase has posted another quarter of record results, driven by strong performance from our online games and advertising businesses.”

Financial Results

The Company reported total net revenues of RMB186.8 million (US$22.6 million) for the quarter, representing a 66.8% increase over total net revenues of RMB112.0 million (US$13.5 million) for the corresponding period a year ago and a 15.5% increase over total net revenues of RMB161.8 million for the preceding quarter.

Revenues from online game services for the quarter grew by 41.4% quarter-over-quarter to a record RMB100.0 million (US$12.1 million) reflecting the successful launch of the Company’s new online game title, Fantasy Westward Journey Online, and the continued growth in revenue contribution from Westward Journey Online Version 2.0.

Revenues from wireless value-added and other services for the quarter decreased 12.3% quarter-over-quarter to RMB56.7 million (US$6.8 million) as a result of increased competition in the SMS services market during the period. Although revenues from 2.5G applications remain modest, growth in this area is better than expected.

Revenues from advertising services for the quarter increased 13.9% quarter-over-quarter to RMB30.1 million (US$3.6 million). Growth in this segment was strong even though the first quarter is traditionally a slow one for Internet advertising.

The Company reported gross profit in the first quarter of RMB158.4 million (US$19.1 million), representing a 72.5% increase over RMB91.8 million for the corresponding period a year ago and a 16.3% increase over RMB136.2 million for the preceding quarter. Revenue growth also favorably impacted gross margins, which increased to 84.8% in the first quarter from 84.2% in the preceding quarter.

Total operating expenses for the quarter were RMB50.6 million (US$6.1 million), representing a 78.9% increase over RMB28.3 million for the corresponding period a year ago, and a 33.3%increase over RMB37.9 million for the preceding quarter. The increase was mainly due to an increase in marketing expenses in connection with the launch of the Company’s new online game and revamping the Company’s Website homepage.

The Company reported a net profit of RMB103.9 million (US$12.6 million), equivalent to US$0.40 (basic) or US$0.38 (diluted) per American Depositary Share (“ADS”), compared to a net profit of RMB68.9 million, equivalent to US$0.26 diluted net earnings per ADS, for the corresponding period a year ago and a net profit of RMB94.1 million, equivalent to US$0.35 diluted net earnings per ADS for the preceding quarter.

As of March 31, 2004, the Company’s total cash and held-to-maturity investments balance was RMB1.8 billion (US$223.1 million). The Company generated an operating cash flow of RMB145.8 million (US$17.6 million) for the quarter.

Other Company News

Earlier this month, NetEase announced that the Company’s acting Chief Executive Officer, Ted Sun, is taking a temporary medical leave of absence and that Michael Tong, Executive Director, and Denny Lee, Chief Financial Officer, have assumed Mr. Sun’s day-to-day responsibilities during his absence. The Company’s board of directors, management and staff all wish him a speedy return to health and look forward to his return.

Commenting on the first quarter’s results, Executive Director Michael Tong, said, “The response to our latest online game, Fantasy Westward Journey Online, has been very encouraging and helped drive the impressive performance of our online games business this quarter. NetEase has a strong track record of developing and launching in-house developed games for the China market, and we are confident that this will continue in the future.”

Mr. Tong added, “NetEase’s Internet advertising business also performed well this quarter, as our efforts to increase value for current and future advertisers are paying off. For example, a revamp of several areas of the portal, further investment in content development and a series of marketing activities continue to reinforce NetEase’s position as a leading Chinese portal. We are optimistic about the growth prospects for this business segment this year as we continue to benefit from the strong market demand for online promotional services in China.”

“While our wireless value-added and other services revenues were affected this quarter by a fiercely competitive marketplace in the SMS services area, we plan to launch and promote higher-end applications and services that can leverage the competitive advantages of NetEase’s existing large community and email user base.”

Denny Lee, NetEase’s Chief Financial Officer added, “This was another good quarter for NetEase led by strong revenue growth from online games and advertising. We continue to benefit from a strong business model based on diversified revenue streams. We will continue to invest in new people, products and services to ensure that we build on our past successes and continue to create value for our shareholders.”

** Note: The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the exchange rate of US$1 = RMB8.2770. The percentages stated in this press release are calculated based on RMB.**

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. Our online communities and personalized premium services have established a large and stable user base for the NetEase Web sites which are operated by our affiliate. As of March 31, 2004 we had approximately 194 million accumulated registered accounts, and our average daily pageviews for the month ended March 31, 2004 exceeded 341 million.

Community products and services which the NetEase Web sites offer include instant messaging, personals, matchmaking, alumni clubs, personal home pages and community forums. NetEase is also the largest provider of free e-mail services in China. Furthermore, the NetEase Web sites provide 21 channels of content. NetEase sources news content on world events, sports, science and technology, and financial markets as well as entertainment content such as cartoons, games, astrology and jokes from over one hundred international and domestic content providers.

NetEase offers Internet advertising on its Web sites as well as paid listings on its Search Engine, Web Directory and Classified Ads services, and an Online Mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet.

NetEase also offers wireless value-added services such as news and information content sent over short-messaging services, multi-media messaging services and wireless application protocol technologies, and online game services through three massively multi-player online role-playing game titles, Westward Journey Online Version 2.0, Fantasy Westward Journey and PristonTale 2.0.

* * *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market; the risk that NetEase will be unable to compete effectively in the wireless value-added services market; the risk that the current popularity of SMS in China will not continue for whatever reason, including SMS being superseded by other technologies for which NetEase is unable to offer attractive products and services; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that the Internet advertising market in China will not continue to grow and will remain subject to intense competition; the risk that NetEase will not be able to continue to successfully monetize the user base of the NetEase Web sites and that its e-commerce and other fee-based services revenues will not continue to grow; the risk that NetEase will not be able to control its expenses in future periods; the impact of the outbreak of severe acute respiratory syndrome, or SARS, in China and risks related to any possible recurrence of SARS or another public health problem in China; the risk that the trading price of NetEase’s American Depositary Shares may decrease for a variety of reasons, some of which may be beyond the control of management; the risk that current or future appointees to management are not effective in their respective positions; the difficulty in locating and recruiting suitable candidates for middle and senior management positions; the risk that NetEase may not be able to satisfy its obligations with respect to its Zero Coupon Convertible Subordinated Notes which could lead to a default on the Notes and an adverse affect on its business and financial condition; the risk that NetEase may not use the proceeds from the offering of those Notes and its other cash in a productive manner; NetEase’s ability to develop and implement additional operational and financial systems to manage NetEase’s operations; competition in NetEase’s existing and potential markets; governmental uncertainties, general competition and price pressures in the marketplace; uncertainty as to future profitability; the risk that security, reliability and confidentiality concerns may impede broad use of the Internet and e-commerce and other services; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission, including its registration statements on Form F-1 and Form F-3, as amended. NetEase does not undertake any obligation to update this forward-looking information, except as required under applicable law.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2003	March 31, 2004	March 31, 2004
	RMB	RMB	USD (Note 3)
Assets

Current assets:
Cash	1,356,069,544	1,680,318,181	203,010,533
Held-to-maturity investments	332,093,546	166,263,413	20,087,400
Accounts receivable, net	—	77,368,710	9,347,434
Prepayments and other current assets	19,749,369	25,254,979	3,051,224
Due from related parties, net (Note 2)	15,182,589	—	—
Deferred tax assets	9,669,543	7,271,496	878,518

Total current assets	1,732,764,591	1,956,476,779	236,375,109

Non-current rental deposit	1,430,544	2,096,946	253,346
Property, equipment and software, net	40,410,264	48,578,914	5,869,145
Deferred assets	12,086,693	10,127,056	1,223,518

Total assets	1,786,692,092	2,017,279,695	243,721,118

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	10,738,090	22,677,649	2,739,838
Salary and welfare payable	17,405,624	19,882,758	2,402,170
Taxes payable	15,976,343	45,046,370	5,442,355
Deferred revenue	—	79,677,405	9,626,363
Due to related parties, net (Note 2)	21,947,411	—	—
Accrued liabilities	11,698,760	16,560,452	2,000,780

Total current liabilities	77,766,228	183,844,634	22,211,506

Long-term payable:	827,901,449	839,062,620	101,372,794

Total liabilities	905,667,677	1,022,907,254	123,584,300

Shareholders’ equity:
Ordinary shares, US$0.0001 par value: 1,000,300,000,000 shares authorized, 3,128,958,189 shares issued and outstanding as of December 31, 2003, and 3,143,312,789 shares issued and outstanding as of March 31, 2004	2,589,756	2,601,731	314,333
Additional paid-in capital	993,254,740	1,002,664,921	121,138,688
Statutory reserve	33,699,834	33,699,834	4,071,503
Deferred compensation	(69,175)	(55,340)	(6,686)
Translation adjustments	210,838	210,838	25,473
Accumulated deficit	(148,661,578)	(44,749,543)	(5,406,493)

Total shareholders’ equity	881,024,415	994,372,441	120,136,818

Total liabilities and shareholders’ equity	1,786,692,092	2,017,279,695	243,721,118

Note 1:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies Guangzhou NetEase Computer System Co., Ltd. and Guangyitong Advertising Co., Ltd Guangzhou NetEase Computer System Co., Ltd. and Guangyitong Advertising Co., Ltd. are concluded as variable interest entities (“VIE”) of the Company. And the Company is concluded to be the primary beneficiary of these two VIEs. Effective January 1, 2004, the Company adopted the provisions of FIN 46 and consolidated these two VIEs on a prospective basis in the Company’s consolidated financial statements. Adoption of FIN 46 did not significantly affect the company’s financial statements.

Note 2:	Upon the adoption of FIN 46 and consolidation of Guangzhou NetEase Computer System Co., Ltd. and Guangyitong Advertising Co., Ltd., amounts due from/ to these two related parties have been eliminated in the consolidated financial statements of the Company. The major effect of consolidation of these companies on the Company’s consolidated financial statements was the recognition of the VIEs’ accounts receivable, deferred revenue and tax payable and others, and a corresponding elimination of the due to and due from related parties balances. The net effect on shareholders’ equity was nil. The following figures represent the due to and due from related parties balances as of December 31, 2003, and the corresponding balances of accounts receivable, deferred revenue and tax payable and others on the balance sheet of the VIE’s as of that date:

RMB
Due from related parties, net	15,182,589
Due to related parties, net	(21,947,411)

Amount due to related parties, net	(6,764,822)

Represented by:
Accounts receivable, net	71,826,810
Deferred revenue	(57,727,133)
Tax payable and others, net	(20,864,499)

Amount due to related parties, net	(6,764,822)

Note 3:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB 8.2770 on March 31, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

NETEASE.COM, INC.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	March 31, 2003	December 31, 2003	March 31, 2004	March 31, 2004
	RMB	RMB	RMB	USD (Note 2)
Net revenues:
Online game services	34,277,552	70,728,416	99,999,719	12,081,638
Wireless value-added and otherservices	66,358,091	64,587,038	56,674,565	6,847,235
Advertising services	11,397,431	26,477,574	30,147,494	3,642,322

Total net revenues	112,033,074	161,793,028	186,821,778	22,571,195

Cost of revenues:
Online game services	(4,470,702)	(7,696,695)	(9,837,708)	(1,188,560)
Wireless value-added and other services	(10,329,603)	(9,000,874)	(8,510,279)	(1,028,184)
Advertising services	(5,416,646)	(8,882,933)	(10,105,410)	(1,220,902)

Total cost of revenues	(20,216,951)	(25,580,502)	(28,453,397)	(3,437,646)

Gross profit	91,816,123	136,212,526	158,368,381	19,133,549

Operating expenses:
Selling, general and administrative expenses	(23,844,491)	(31,357,504)	(43,340,619)	(5,236,271)
Research and development expenses	(4,159,767)	(6,651,157)	(7,202,306)	(870,159)
Share compensation cost	(250,260)	66,786	(13,835)	(1,672)

Total operating expenses	(28,254,518)	(37,941,875)	(50,556,760)	(6,108,102)

Operating profit	63,561,605	98,270,651	107,811,621	13,025,447

Other income (expenses):
Investment income	—	538,278	1,363,507	164,734
Interest income	1,738,018	3,986,707	3,782,606	457,002
Interest expense	—	—	(931,171)	(112,501)
Other, net	5,518,548	(141,983)	1,800	218

Profit before tax	70,818,171	102,653,653	112,028,363	13,534,900
Income tax	(1,902,670)	(8,573,459)	(8,116,327)	(980,588)

Net profit	68,915,501	94,080,194	103,912,036	12,554,312

Earnings per share, basic	0.02	0.03	0.03	0.01

Earnings per ADS, basic	2.22	3.01	3.32	0.40

Earnings per share, diluted	0.02	0.03	0.03	0.01

Earnings per ADS, diluted	2.15	2.88	3.18	0.38

Weighted average number of ordinary shares outstanding, basic	3,102,842,755	3,127,532,135	3,132,850,697	3,132,850,697

Weighted average number of ADS outstanding, basic	31,028,428	31,275,321	31,328,507	31,328,507

Weighted average number of ordinary shares outstanding, diluted	3,207,939,611	3,268,091,968	3,265,989,154	3,265,989,154

Weighted average number of ADS outstanding, diluted	32,079,396	32,680,920	32,659,892	32,659,892

Note 1:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies Guangzhou NetEase Computer System Co., Ltd. and Guangyitong Advertising Co., Ltd Guangzhou NetEase Computer System Co., Ltd. and Guangyitong Advertising Co., Ltd.

are concluded as variable interest entities (“VIE”) of the Company. And the Company is concluded to be the primary beneficiary of these two VIEs. Effective January 1, 2004, the Company adopted the provisions of FIN 46 and consolidated these two VIEs on a prospective basis in the Company’s consolidated financial statements. Adoption of FIN 46 did not significantly affect the company’s financial statements.

Note 2:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB 8.2770 on March 31, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

NETEASE.COM INC.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	March 31, 2003	December 31, 2003	March 31, 2004	March 31, 2004
	RMB	RMB	RMB	USD(Note 2)
Cash flows from operating activities:
Net profit	68,915,501	94,080,194	103,912,036	12,554,311
Adjustments for:
Depreciation	3,593,182	4,493,899	5,744,954	694,087
Share compensation cost	250,260	(66,786)	13,835	1,671
Provision for doubtful debts	1,469,529	1,613,926	1,594,981	192,700
Amortization of issuance cost of convertible bonds	—	1,978,391	1,959,637	236,757
Increase in accounts receivable	—	—	(7,136,881)	(862,255)
(Increase) Decrease in prepayments and other current assets	(3,270,505)	5,084,094	(4,109,527)	(496,500)
(Increase) Decrease in due from/to related parties	6,689,240	(4,945,452)	—	—
(Increase) Decrease in deferred tax assets	(3,104,112)	(431,837)	2,398,047	289,724
Increase (Decrease) in accounts payable and other liabilities	7,278,380	(271,835)	21,765,133	2,629,593
Increase in deferred revenue	—	—	21,950,272	2,651,960
Increase (Decrease) in salary and welfare payable	(1,055,337)	3,341,596	(2,296,687)	(277,478)

Net cash provided byoperatingactivities	80,766,138	104,876,190	145,795,800	17,614,570

Cash flows from investing activities
(Increase) Decrease in held-to-maturity investments	—	(332,093,546)	165,830,133	20,035,053
Purchase of property, equipment and software	(4,277,932)	(11,262,621)	(12,078,529)	(1,459,288)
(Increase) Decrease in non-current deposit	(41,289)	(116,707)	(541,362)	(65,406)

Net cash (used in) provided by investing activities	(4,319,221)	(343,472,874)	153,210,242	18,510,359

Cash flows from financing activities:
Proceed from employee exercising stock options	1,600,297	603,301	9,422,157	1,138,354
Increase (Decrease) in long-term payable from issuance of convertible bonds	—	(114,866)	30,000	3,625

Net cash provided by financing activities	1,600,297	488,435	9,452,157	1,141,979

Effect of exchange rate changes on cash	(24,849)	—	—	—

Net increase (decrease) in cash	78,022,365	(238,108,249)	308,458,198	37,266,908

Less: (Increase) Decrease in restricted cash	(4,456)	—	—	—

Cash, beginning of the quarter	560,069,711	1,594,177,793	1,371,859,983	165,743,625

Cash, end of the quarter	638,087,620	1,356,069,544	1,680,318,181	203,010,533

Supplemental disclosures of cash flow information:
Cash paid during the quarter for income taxes	—	7,737,704	7,610,124	919,430

Supplemental schedule of non—cash investing and financing activities:
Compensation costs, arising from transfer ofordinary shares and issuance of stock optionsin the Company to senior management personnel and some non-employees of the Company	250,260	(66,786)	13,835	1,671

Note 1:	On January 17, 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46: Consolidation of Variable Interest Entities, an interpretation of ARB 51 (“FIN 46”), which was subsequently amended by a revised interpretation (“FIN 46-R”). According to the requirements of FIN 46 and FIN 46-R, the Company has evaluated its relationship with two previously unconsolidated related companies Guangzhou NetEase Computer System Co., Ltd. and

Guangyitong Advertising Co., Ltd Guangzhou NetEase Computer System Co., Ltd. and Guangyitong Advertising Co., Ltd. are concluded as variable interest entities (“VIE”) of the Company. And the Company is concluded to be the primary beneficiary of these two VIEs. Effective January 1, 2004, the Company adopted the provisions of FIN 46 and consolidated these two VIEs on a prospective basis in the Company’s consolidated financial statements. Adoption of FIN 46 did not significantly affect the company’s financial statements.

Note 2:	The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00=RMB 8.2770 on March 31, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.